EXHIBIT B


                                   PROPOSAL IV

                               SPECIAL RESOLUTION

That, subject to the Ordinary Shares having been admitted to the Official List of the Irish Stock Exchange:

(1) the Company and its subsidiaries (being subsidiaries for the purposes of Part XI of the 1990 Act) or any of them be and they are hereby generally authorized to make market purchases (as defined in section 212 of the 1990
      Act) of Ordinary Shares on such terms and conditions and in such manner as the directors may from time to time determine but subject to the provisions of the 1990 Act and to the following restrictions and provisions:

     (a) the maximum number of Ordinary Shares authorized to be acquired pursuant to the terms of this resolution shall be 5,000,000;

     (b) the minimum price that may be paid for any Ordinary Share shall be its nominal value; and

     (c) the maximum price that may be paid for any Ordinary Share shall be an amount equal to 105 percent of the Relevant Price;

(2) pursuant to the authority conferred by paragraph (1) of this resolution, for the purposes of section 209 of the 1990 Act, the re-issue price range at which any treasury shares (as defined in that section 209) for the time being held by the Company may be re-issued off-market shall be as follows:

     (a) the minimum price at which a treasury share may be re-issued off-market for the purposes of the Plans shall be the issue price as provided for in or pursuant to such Plan and in all other circumstances shall be an amount equal to 90 per cent of the Relevant Price; and

     (b) the maximum price at which a treasury share may be re-issued off-market shall be an amount equal to 120 per cent of the Relevant Price;

(3) the authorities hereby conferred shall expire at the close of business on the day of the next annual general meeting of the Company or on November 18, 2000, whichever is earlier, unless, in the case of either authority, such authority is previously varied, revoked or renewed; and

(4) for the purposes of this resolution the following expressions shall have the following meanings:

     (a)  "ADS" means an American  Depositary  Share  representing  one Ordinary
          Share;

     (b)  "Nasdaq" means the Nasdaq National Market;

     (c) "Ordinary Share" means an ordinary share of the Company, $0.0025 nominal value per share;

     (d) "Plans" means the Company's 1995 Share Option Plan and the Company's 1996 Employee Share Purchase Plan;

     (e) "Relevant Price" means the average of the closing prices on Nasdaq of an ADS for the five Trading Days immediately preceding the day (the "Relevant Day") on which an Ordinary Share is purchased or, as the case may be, reissued pursuant to this resolution, and such average may, if so required for the purpose of the exercise of either of the authorities hereby conferred, be expressed in any currency other than U.S. dollars by reference to the relevant exchange rate quoted by the Central Bank of Ireland, or any other bank in Dublin selected for the purpose by the Company, at the close of business on the banking business day immediately preceding the Relevant Day;

     (f) "Trading Day" means a day on which trading has taken place on Nasdaq in ADSs; and

     (g)  "1990 Act" means the Companies Act, 1990.